# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: General Purpose Acquisition Corp., CIK 0002085408
CUSIP: G3810N106
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 59 Front Street, Millbrook, New York (NY), 12545
Date of event which requires filing of this statement: 12/02/2025
Filed by CIK 0002086688
Persons authorized to receive notices and communications: Peter Georgiopoulos, 59 Front Street, Millbrook, New York (NY), 12545, (845) 677- 4650

## Reporting persons
- General Purpose Acquisition Corp Services LLC (CIK 0002086688): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 6,180,000; shared voting power 0; sole dispositive power 6,180,000; shared dispositive power 0; aggregate amount beneficially owned 6,180,000 (21% of the class)
  Comment: (1) General Purpose Acquisition Corp Services LLC (the "Sponsor") holds (i) 5,750,000 Class B ordinary shares, par value $0.0001 per share (the "Class B ordinary shares"), of General Purpose Acquisition Corp. (the "Issuer"), which will automatically convert into the Issuer's Class A ordinary shares, par value $0.0001 per share (the "Class A ordinary shares"), immediately prior to, concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis, subject to the adjustments and anti-dilution rights described under the heading "Description of Securities--Founder Shares" in the Issuer's prospectus (File No. 333-290856) and (ii) 430,000 Private Placement Units (as defined below) acquired pursuant to the Private Placement Units Purchase Agreement (as defined below), each consisting of one Class A ordinary share and one-half of one warrant.
  
  The Sponsor is controlled by its managers, Peter Georgiopoulos and Leonard Vrondissis (the "Managers"). The Managers have the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, each of Mr. Georgiopoulos and Mr. Vrondissis may be deemed to have beneficial ownership of securities reported herein.
  
  (2) Based on an aggregate of 23,660,000 Class A ordinary shares underlying public units and Private Placement Units and 5,750,000 Class B ordinary shares issued and outstanding as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on December 4, 2025 (File No. 001-42986).
- Peter Georgiopoulos: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,180,000; sole dispositive power 0; shared dispositive power 6,180,000; aggregate amount beneficially owned 6,180,000 (21% of the class)
  Comment: (1) The Sponsor holds (i) 5,750,000 Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares immediately prior to, concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis, subject to the adjustments and anti-dilution rights described under the heading "Description of Securities--Founder Shares" in the Issuer's prospectus (File No. 333-290856) and (ii) 430,000 Private Placement Units acquired pursuant to the Private Placement Units Purchase Agreement, each consisting of one Class A ordinary share and one-half of one warrant.
  
  The Sponsor is controlled by the Managers. The Managers have the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, each of Mr. Georgiopoulos and Mr. Vrondissis may be deemed to have beneficial ownership of securities reported herein.
  
  (2) Based on an aggregate of 23,660,000 Class A ordinary shares underlying public units and Private Placement Units and 5,750,000 Class B ordinary shares issued and outstanding as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on December 4, 2025 (File No. 001-42986).
- Leonard Vrondissis: type of reporting person: other (OO); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,180,000; sole dispositive power 0; shared dispositive power 6,180,000; aggregate amount beneficially owned 6,180,000 (21% of the class)
  Comment: (1) The Sponsor holds (i) 5,750,000 Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares immediately prior to, concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis, subject to the adjustments and anti-dilution rights described under the heading "Description of Securities--Founder Shares" in the Issuer's prospectus (File No. 333-290856) and (ii) 430,000 Private Placement Units acquired pursuant to the Private Placement Units Purchase Agreement, each consisting of one Class A ordinary share and one-half of one warrant.
  
  The Sponsor is controlled by the Managers. The Managers have the sole voting and dispositive power of the securities held by the Sponsor. Accordingly, each of Mr. Georgiopoulos and Mr. Vrondissis may be deemed to have beneficial ownership of securities reported herein.
  
  (2) Based on an aggregate of 23,660,000 Class A ordinary shares underlying public units and Private Placement Units and 5,750,000 Class B ordinary shares issued and outstanding as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on December 4, 2025 (File No. 001-42986).

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: General Purpose Acquisition Corp.
Address of issuer's principal executive offices: 59 Front Street, Millbrook, New York (NY), 12545

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by General Purpose Acquisition Corp Services LLC (the "Sponsor"), Peter Georgiopoulos and Leonard Vrondissis (collectively with the Sponsor, the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is 59 Front Street, Millbrook, New York 12545.
Present principal occupation or employment: The principal business of the Sponsor is to act as the Issuer's sponsor in connection with the Issuer's initial public offering and to invest and hold securities of the Issuer. The managers of the Sponsor are Peter Georgiopoulos and Leonard Vrondissis.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a limited liability company formed under the laws of the Cayman Islands. Peter Georgiopoulos is a citizen of the United States, Leonard Vrondissis is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The aggregate purchase price for the Private Placement Units (as defined below) was $4,300,000. In each case, the source of these funds was the working capital of the members of the Sponsor. The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On August 11, 2025, the Sponsor paid $25,000 to cover certain of Issuer's offering and formation costs in exchange for 5,750,000 Class B ordinary shares, par value $0.0001 per share of the Issuer (the "Class B ordinary shares" or the "Founder Shares"). The Founder Shares will automatically convert into Class A ordinary shares immediately prior to, concurrently with or immediately following the consummation of the Issuer's initial business combination (the "Business Combination") or earlier at the option of the holder on a one-for-one basis, subject to the adjustments and anti-dilution rights described under the heading "Description of Securities--Founder Shares" in the Issuer's prospectus (File No. 333-290856).

Private Placement Units

Simultaneously with the closing of the Issuer's initial public offering ("IPO") on December 4, 2025, pursuant to a Private Placement Units Purchase Agreement (the "Private Placement Units Purchase Agreement"), the Issuer completed the private sale of 430,000 units (the "Private Placement Units") at a purchase price of $10.00 per unit, to the Sponsor, generating gross proceeds to the Issuer of $4,300,000. Each Private Placement Unit consists of one Class A ordinary share and one-half of one warrant. The Private Placement Units are identical to the units sold in the IPO, except that the Private Placement Units (including the securities comprising such units) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of a Business Combination and are entitled to registration rights. For additional information, please see "Letter Agreement" and "Registration Rights Agreement" below. The foregoing description of the Private Placement Units Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference. In addition, the Sponsor may loan or make additional investments in the Issuer, although it is under no obligation to advance funds or invest in the Issuer. Any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to the Issuer in connection with the completion of the Business Combination. Such loans may be convertible into Private Placement Units, at a price of $10.00 per unit, at the option of the Sponsor.

Letter Agreement

The Sponsor, the Issuer's officers and directors and the Issuer entered into a letter agreement dated December 2, 2025 (the "Letter Agreement"), pursuant to which they agreed to certain voting, lock-up, and redemption rights provisions described in more detail below.

Redemption Rights Waiver

Pursuant to the Letter Agreement, the Sponsor and the Issuer's officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares, Private Placement Units (including the securities comprising such units) and any other Class A ordinary shares included in the units sold in the IPO (the "public shares") they may acquire during or after the IPO in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their Founder Shares, Private Placement Units (including the securities comprising such units) and any public shares they may acquire during or after the IPO in connection with a shareholder vote to approve an amendment to amend the Issuer's amended and restated memorandum and articles of association (the "Articles") (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Issuer's public shares if the Issuer does not complete the Business Combination within the Issuer's completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-Business Combination activity, (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Units (including the securities comprising such units) if the Issuer fails to complete the Business Combination within the Issuer's completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its Business Combination within the prescribed time frame and to liquidating distributions from assets outside the trust account, and (iv) not sell any of the Founder Shares, Private Placement Units (including the securities comprising such units) or any public shares owned by them to the Issuer in a tender offer undertaken by the Issuer if the Company seeks to consummate a Business Combination by engaging in a tender offer.

Voting Agreement

Further, pursuant to the Letter Agreement, the Sponsor has agreed to vote any of its Founder Shares and Class A ordinary shares included in the Private Placement Units held by it and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of a Business Combination (except with respect to any such public shares which may not be voted in favor of approving the Business Combination transaction in accordance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934, as amended, and any U.S. Securities and Exchange Commission interpretations or guidance relating thereto). Lock-up Agreement Further, pursuant to the Letter Agreement, the Sponsor has agreed not to transfer, assign or sell any of the Founder Shares except to certain permitted transferees until the earlier of (A) one year following the completion of the Company's initial Business Combination and (B) subsequent to the completion of the Company's initial Business Combination, (x) provided that if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the completion of the Company's initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the Company's Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. The Sponsor has also agreed not to transfer, assign or sell any of the Private Placement Units (including the securities comprising such units) except to certain permitted transferees until 30 days after the completion of a Business Combination. Additionally, the Sponsor has agreed that it will not, without the prior consent of the IPO underwriters, transfer, enter into an arrangement to transfer or publicly announce an intent to transfer the Founder Shares, Private Placement Units (including the securities comprising such units), or any public shares it holds, except to certain permitted transferees, commencing on the effective date of the underwriting agreement entered in connection with the IPO and ending 180 days after such date. The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration and shareholder rights agreement (the "Registration Rights Agreement") with Sponsor and the other parties thereto, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register the Founder Shares, the Private Placement Units (including the securities comprising such units), any ordinary shares held or acquired by the Sponsor prior to the consummation of the Business Combination, and any Private Placement Units (including the securities comprising such units) that may be issued as consideration for working capital loans described above. In addition, the Sponsor has certain "piggy-back" registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Administrative Services Agreement

The Sponsor and the Issuer entered into an Administrative Services and Indemnification Agreement, dated December 2, 2025 (the "Administrative Services Agreement"), pursuant to which the Issuer agreed to pay the Sponsor $25,000 per month for office space and administrative services provided to members of the Issuer's management team. Additionally, the Issuer will indemnify the Sponsor and its members, managers and certain other parties (collectively, "Indemnitees") from any claims arising out of or relating to the IPO or the Issuer's operations or conduct of the Issuer's business or any claim against any Indemnitees alleging any expressed or implied management or endorsement by the Indemnitees of any of the Issuer's activities or any express or implied association between the Indemnitees, on the one hand, and the Issuer or any of its other affiliates, on the other hand. The Administrative Services Agreement provides that the Indemnitees cannot access or seek recourse against the funds held in the Issuer's trust account established for the benefit of the Issuer's public shareholders.

Promissory Note

On August 26, 2025, the Issuer issued a promissory note (the "Initial Public Offering Promissory Note") to the Sponsor, pursuant to which the Issuer may borrow up to an aggregate principal amount of $300,000. The Initial Public Offering Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2026 or (ii) the completion of the IPO. In connection with the closing of the IPO, the Initial Public Offering Promissory Note was repaid in full.

Plans or Proposals

The Class A ordinary shares and Founder Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of ordinary shares of the Issuer from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares of the Issuer held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described above. Except for the foregoing, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person and its representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer's board of directors, members of the Issuer's management and/or other shareholders of the Issuer from time to time with respect to potential Business Combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a Business Combination, purchasing additional ordinary shares and/or rights, selling some or all of its ordinary shares and/or rights, engaging in pledging, short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Person may introduce the Issuer to potential candidates for a Business Combination, or propose one or more Business Combinations with potential candidates, which may include candidates that are affiliates of the Reporting Person or in which the Reporting Person otherwise has an equity or other interest. The Reporting Person may purchase the Issuer's ordinary shares and/or rights in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer's Business Combination. The purpose of any such purchases of shares could be to increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Business Combination, where it appears that such requirement would otherwise not be met. Any such purchases of the Issuer's ordinary shares may result in the completion of a Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public "float" of the Class A ordinary shares may be reduced and the number of beneficial holders of the Issuer's securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of the Class A ordinary shares on a national securities exchange. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Class A ordinary shares beneficially owned by the Reporting Persons (on the basis of a total of 6,180,000 ordinary shares, including 430,000 Class A ordinary shares and 5,750,000 Class B ordinary shares, outstanding as of December 4, 2025, as reported by the Issuer in Exhibit 99.2 to its Current Report on Form 8-K, filed by the Issuer with the SEC on December 4, 2025) are as follows:

General Purpose Acquisition Corp Services LLC
a. Amount beneficially owned Percentage: 21%
b. Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 6,180,000
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 6,180,000
iv. Shared power to dispose or to direct the disposition of: 0

Peter Georgiopoulos
a. Amount beneficially owned Percentage: 21%
b. Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 6,180,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 6,180,000

Leonard Vrondissis
a. Amount beneficially owned Percentage: 21%
b. Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 6,180,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 6,180,000
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Section 5(b) to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Letter Agreement, dated December 2, 2025, by and among the Company, its executive officers, its directors and the Company's sponsor, General Purpose Acquisition Corp Services LLC (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed December 4, 2025).

2 Registration and Shareholder Rights Agreement, dated December 2, 2025, by and among the Company, General Purpose Acquisition Corp Services LLC and the Holders signatory thereto (Incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed December 4, 2025).

3 Private Placement Units Purchase Agreement, dated December 2, 2025, by and between the Company and General Purpose Acquisition Corp Services LLC (Incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed December 4, 2025).

4 Administrative Services and Indemnification Agreement, dated December 2, 2025, by and between the Company and General Purpose Acquisition Corp Services LLC (Incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed December 4, 2025).

5 Joint Filing Agreement, by and between the Reporting Persons (filed herein as Exhibit 99.1).

## Signatures
- General Purpose Acquisition Corp Services LLC: /s/ Peter Georgiopoulous, Peter Georgiopoulous/Manager of General Purpose Acquisition Corp Services (12/04/2025)
- Peter Georgiopoulos: /s/ Peter Georgiopoulos, Peter Georgiopoulos (12/04/2025)
- Leonard Vrondissis: /s/ Leonard Vrondissis, Leonard Vrondissis (12/04/2025)